ATI Inc.

2021 McKinney Avenue

Suite 1100

Dallas, TX 75201

www.ATImaterials.com

June 20, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claire Erlanger

Re: ATI Inc.

Form 10-K for the Fiscal Year Ended December 29, 2024

Form 8-K furnished February 4, 2025

File No. 001-12001

Ladies and Gentlemen:

ATI Inc (“ATI” or the “Company”) is in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated May 7, 2025, in response to our letter, dated April 22, 2025. Our April 22, 2025 letter responded to comments of the Staff with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year ended December 29, 2024 (the “Form 10-K”) and the above-referenced Current Report on Form 8-K furnished on February 4, 2025 (the “Form 8-K”).

For the Staff’s convenience, the text of the Staff’s May 7, 2025 comment is set forth below, followed by the Company’s response. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K and Form 8-K, as applicable. Page references in the text of our responses correspond to page numbers in the Form 10-K and Form 8-K, as applicable.

Response Letter dated April 22, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results by Business Segment, page 24

We note from your response to our prior comment 1, that the reconciliation of Total Segment EBITDA to net income (by way of EBITDA and Adjusted EBITDA subtotals), includes an adjustment for corporate expenses. As these costs most likely represent normal operating costs of your business, they would not be an appropriate non-GAAP adjustment. Please revise future filings accordingly. See guidance in Question 100.01 of the CD&I on non-GAAP Financial Measures.

United States Securities and Exchange Commission

June 20, 2025

Response:

We acknowledge the Staff’s comments as well as the guidance included in Question 100.01 of the SEC Staff’s Compliance & Disclosures Interpretations (“CD&Is”). In future filings, we will refrain from presenting Total Segment EBITDA, including in our reconciliations.

Should the Staff have any additional comments or need further information, please contact me at 801-554-6890 or don.newman@atimaterials.com.

Sincerely,

/s/ Don Newman
Don Newman

EVP & Chief Financial Officer